April 8, 2026

Kecia L. Steelman
President and Chief Executive Officer
Ulta Beauty, Inc.
1000 Remington Blvd., Suite 120
Bolingbrook , Illinois

       Re: Ulta Beauty, Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed April 3, 2026
           File No. 001-33764
Dear Kecia L. Steelman:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed April 3, 2026
Proposal Three: Approval of the Proposed Amendment to our Certificate of Incorporation to . . ., page 21

1. Please revise to discuss the material risks to investors related to the proposed exclusive forum provision, including, but not limited to, increased costs to bring a claim and
       that the provision can discourage claims or limit investors    ability
to bring a claim in
       a judicial forum that they find favorable. Please also discuss whether there is uncertainty as to whether a court would enforce your exclusive forum provision. April 8, 2026
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eddie Kim at 202-551-8713 or Jason Drory at 202-551-8342 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:   Garrett Bishop